SHARE PURCHASE WARRANT INDENTURE

NOVAGOLD RESOURCES INC.

- AND -

COMPUTERSHARE TRUST COMPANY OF CANADA

Providing for the issue
of up to 3,130,000 Share Purchase Warrants

Dated as of July 7, 2005

- ii -

THIS SHARE PURCHASE WARRANT INDENTURE is made as of the 7th day of July, 2005.

BETWEEN:

NOVAGOLD RESOURCES INC., a company incorporated under the laws of Nova Scotia (hereinafter the “Corporation”)

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada and duly authorized to carry on the trust business in each Province of Canada

(hereinafter called the “Warrant Agent”).

RECITALS

      WHEREAS:

A. the Corporation may issue up to 3,130,000 Warrants (as hereinafter defined) under this Indenture (as hereinafter defined) upon exercise of Special Warrants (as hereinafter defined) of the Corporation;

B. each whole Warrant will be exercisable to acquire, subject to adjustment in stated circumstances, one common share of the Corporation (a “Common Share”) at the Exercise Price (as hereinafter defined) at any time prior to the Warrant Expiry Time (as hereinafter defined) on the Warrant Expiry Date (as hereinafter defined) on the terms and conditions set forth herein;

C. the Corporation is duly authorized to create and issue the Warrants to be issued as herein provided; and D. the Warrant Agent has agreed to enter into this Indenture and to hold all rights, interests and benefits contained herein for and on behalf of the persons who become Warrantholders.

     NOW THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency whereof is hereby acknowledged, the Corporation hereby appoints the Warrant Agent, for the Warrantholders, to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants from time to time issued pursuant to this Indenture and the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

       In this Indenture and in the Warrant Certificates:

(a)	“Accredited Investor” means an “accredited investor” as that term is defined in Rule 501(a) of Regulation D;

(b)	“AMEX” means the American Stock Exchange;

(c)

“Applicable Legislation” means any statute of Canada or a province thereof, and the regulations and rules under any such named or other statute relating to trust indentures or the rights, duties or obligations of corporations and trustees under trust indentures as are from time to time in force and applicable to this Indenture;

(d)	“Business Day” means a day that is not a Saturday, Sunday or civic or statutory holiday in the City of Vancouver, British Columbia or the City of Toronto, Ontario;

(e)

“Canadian Securities Laws” means all applicable securities laws in each of the Designated Provinces and the respective regulations made thereunder, together with all applicable published fee schedules, prescribed forms, policy statements and blanket orders and rulings of the Securities Commissions;

(f)	“Closing Date” means July 7, 2005 or such other date or dates as may be agreed to by the Underwriters and the Corporation;

(g)	“Common Shares” means the common shares in the capital of the Corporation as presently constituted;

(h)	“Corporation” means NovaGold Resources Inc., a corporation incorporated under the laws of the Province of Nova Scotia;

(i)	“Corporation’s Auditor” means the firm of chartered accountants duly appointed from time to time as auditor of the Corporation;

(j)

“Convertible Securities” means securities of the Corporation or any other issuer that is convertible into or exchangeable for or otherwise carries the right to acquire Common Shares, and “Convertible Security” means any one of them;

(k)	"Current Market Price" at any date, means the weighted average price per share at which the Common Shares have traded:

(i) on the TSX, the AMEX or such other stock exchange which constitutes the principal trading market (by volume) for the Common Shares;

(ii) if the Common Shares are not listed on the TSX or the AMEX, on any stock exchange upon which the Common Shares are listed as may be selected for this purpose by the directors, acting reasonably; or

(iii) if the Common Shares are not listed on any stock exchange, on any over-the-counter market;

during the 30 consecutive Trading Days (on each of which at least 500 Common Shares are traded in board lots) ending the 2nd Trading Day before such date and the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold in board lots on the exchange or market, as the case may be, during the 30 consecutive Trading Days by the number of Common Shares sold, or if not traded on any recognized market or exchange, as determined by the directors of the Corporation acting reasonably;

(l)	“Date of Issue” means the date the Warrants are issued and countersigned pursuant to the terms of the Special Warrant Indenture;

(m)

“Designated Provinces” means each of the provinces of Canada (and for the purpose of non- Canadian holders of Special Warrants, shall mean the Province of British Columbia) being the provinces of Canada agreed to between the Corporation and the Underwriters where Special Warrants are to be sold;

(n)

“director” means a director of the Corporation for the time being and, unless otherwise specified herein, reference to action “by the directors” means action by the directors of the Corporation as a board or, whenever duly empowered, action by any committee of such board;

(o)	“dividends” means dividends (payable in cash or in securities, property or assets of equivalent value) declared payable on the Common Shares;

(p)	“Exchange Number” means the number of Common Shares that the holder is entitled to receive for each Warrant held upon the exercise of the Warrants;

(q)	“Exercise Price” means $12.10 per Common Share, as adjusted in accordance with the terms of this Indenture, in effect from time to time;

(r)

“Extraordinary Resolution” means an extraordinary resolution of Warrantholders as defined in Section 5.12 and includes a written instrument signed by Warrantholders pursuant to the provisions of Section 5.12;

(s)	“Indenture” means this share purchase warrant indenture;

(t)

“MRRS Decision Document” means, in respect of a Securities Commission of a Designated Province, the decision document, receipt or similar notice or document in respect of the Prospectus issued by the British Columbia Securities Commission on its behalf or on behalf of a Designated Province or Designated Provinces under the Mutual Reliance Review System for Prospectuses and Annual Information Forms which definitively evidences that the Common Shares and Warrants to be issued upon the exercise or deemed exercise of the Special Warrants have been “prospectus qualified” for the purposes of distribution to residents of such Designated Province;

(u)

“Original U.S. Purchaser” means a person that purchased the Warrants in the United States directly from the Corporation pursuant to a written subscription agreement for the purchase of Special Warrants;

(v)	“person” means an individual, body corporate, partnership, trust, trustee, executor, administrator, legal representative or any unincorporated organization;

(w)	“Preliminary Prospectus” means the preliminary short form prospectus to be filed with the Securities Commissions and any amendments or supplements thereto, in respect of the distribution of the Common Shares and Warrants issuable upon the exercise or deemed exercise of the Special Warrants;

(x)

“Prospectus” means the (final) short form prospectus to be filed with the Securities Commissions in the Designated Provinces and any amendments or supplements thereto, in respect of the distribution of the Common Shares and Warrants issuable upon the exercise or deemed exercise of the Special Warrants;

(y)	“Qualification Date” means, in respect of a Designated Province, the later of:

(i)

the date upon which the final MRRS Decision Document has been obtained for the (final) Prospectus from (or on behalf of) the Securities Commission of such Designated Province or the date a receipt for the (final) Prospectus issued by any Securities Commission that opts out of the MRRS system; and

(ii) the date that is forty-one (41) days following the Closing Date;

(z)

“Qualification Deadline” means 5:00 p.m. (Vancouver time) on the 41st day following the Closing Date or such later date as may be agreed to by the Underwriters and the Corporation with notice to the Warrant Agent;

(aa)	“Regulation D” means Regulation D under the U.S. Securities Act;

(bb)	“Regulation S” means Regulation S under the U.S. Securities Act;

(cc)	“Restricted Period” means the period commencing on the Closing Date and ending on the earlier of: (i) the Qualification Date; and (ii) the date that is four months and one day after the Closing Date;

(dd)	“Securities Commissions” means the securities regulatory authorities in each of the Designated Provinces;

(ee)	“Shareholder” means a holder of record of one or more Common Shares of the Corporation;

(ff)	“Special Warrant Indenture” means the special warrant indenture dated July 7, 2005 between the Corporation and the Warrant Agent providing for the creation and issuance of the Special Warrants;

(gg)	“Special Warrants” means special warrants issued by the Company on July 7, 2005 which are exercisable, at no additional cost, into one Common Share and one-half of one Warrant;

(hh)

“this Indenture”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this instrument and not to any particular Article, section, paragraph, clause, subdivision or other portion hereof, and include any and every instrument supplemental or ancillary hereto or in implementation hereof;

(ii)

“Time of Exercise” means the time that surrender of the Warrant Certificate, the Warrant exercise form (attached hereto as part of Schedule “A”) and payment of the Exercise Price is effected by a Warrantholder according to the provisions of Section 3.1 hereof;

(jj)

“Trading Day” means a day on which the TSX or AMEX (or such other stock exchange on which the Common Shares are listed and which forms the primary trading market by volume for such shares) is open for business and if the Common Shares are not listed on a stock exchange, a day on which an over-the-counter market where such Common Shares are traded is open for business;

(kk)	“TSX” means the Toronto Stock Exchange;

(ll)	“U.S. Person” means a U.S. person as that term is defined in Regulation S under the U.S. Securities Act;

(mm)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(nn)	“Underwriters” means Salman Partners Inc., Canaccord Capital Corporation, BMO Nesbitt Burns Inc. and Sprott Securities Inc.;

(oo)	“Underwriting Agreement” means the underwriting agreement dated as of June 24, 2005, between the Corporation and the Underwriters relating to the offering of Special Warrants;

(pp)	“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

(qq)

“Warrant Agency” means the principal office of the Warrant Agent in the cities of Vancouver, British Columbia and Toronto, Ontario and/or such other place or places as may be designated in accordance with subsection 3.1(b);

(rr)	“Warrant Agent” means Computershare Trust Company of Canada or any lawful successor thereto from time to time under this Indenture;

(ss)	“Warrant Certificate” means a certificate substantially in the form specified in Schedule “A” hereto evidencing one or more Warrants;

(tt)	“Warrant Expiry Date” means January 7, 2008;

(uu)	“Warrant Expiry Time” means 5:00 p.m. (Vancouver time) on the Warrant Expiry Date;

(vv)

“Warrantholder”, “holder” or “holder of Warrants” means with respect to the Warrants, a person entered on the register to be maintained under Section 2.12 as the registered holder of a Warrant for the time being; and

(ww)	“Warrants” means the share purchase warrants of the Corporation issued and certified hereunder and for the time being outstanding.

1.2 Meaning of “outstanding” for Certain Purposes

      Every Warrant Certificate certified and delivered by the Warrant Agent hereunder shall be deemed to be outstanding until the Warrant Expiry Time, or until it shall be surrendered to the Warrant Agent upon the exercise thereof pursuant to Article 3, provided however that:

(a)	a Warrant Certificate which has been partially exercised shall be deemed to be outstanding only to the extent of the unexercised part of the Warrant evidenced thereby;

(b)

where a Warrant Certificate has been issued in substitution for a Warrant Certificate which has been lost, stolen or destroyed, only one of them shall be counted for the purpose of determining the number of Warrants outstanding; and

(c)

for the purpose of any provision of this Indenture entitling holders of outstanding Warrants to vote, sign consents, requests or other instruments or take any other action under this Indenture, Warrants owned legally or equitably by the Corporation or any subsidiary thereof shall be disregarded, except that:

(i)

for the purpose of determining whether the Warrant Agent shall be protected in relying on any such vote, consent, request or other instrument or other action, only the Warrants of which the Warrant Agent has notice that they are so owned shall be so disregarded; and

(ii)

Warrants so owned which have been pledged in good faith other than to the Corporation or any subsidiary thereof shall not be so disregarded if the pledgee shall establish to the satisfaction of the Warrant Agent the pledgee’s right to vote the Warrants in his discretion free from the control of the Corporation or any Subsidiary thereof, as the case may be, and the terms of the pledge thereof as to the right to vote shall govern.

1.3 Day not a Business Day

      If the day on or before which any action (other than the exercise of a Warrant) would otherwise be required to be taken or is contemplated to commence hereunder is not a Business Day, that action will be required to be taken and such procedure will commence on or before the requisite time on the next succeeding day that is a Business Day.

1.4 Words Importing the Singular

       Words importing the singular include the plural and vice versa and words importing a particular gender include all genders.

1.5 Time of the Essence

      Time shall be of the essence in this Indenture and the Warrant Certificates.

1.6 Interpretation not Affected by Headings, etc.

     The division of this Indenture into Articles, and Sections and subsections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.7 Applicable Law

     This Indenture and the Warrant Certificates shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as British Columbia contracts.

1.8 Severability

      In the event that any provision hereof shall be determined to be invalid or unenforceable in any respect, such determination shall not affect such provision in any other respect or any other provision hereof, all of which shall remain in full force and effect.

1.9 Currency

      Except as otherwise stated, all dollar amounts referred to in this Indenture are references to Canadian dollars.

ARTICLE 2
ISSUE OF WARRANTS

2.1 Creation and Issue of Warrants

(a)	A total of up to 3,130,000 Warrants, as adjusted from time to time pursuant to this Indenture, are hereby created and authorized to be issued.

(b)

Subject to adjustment as provided in this Indenture, each whole Warrant issued hereunder will entitle the holder thereof to purchase, upon exercise and upon due execution of the exercise form attached to the Warrant Certificate and upon payment of the Exercise Price, one Common Share at any time from and after the Date of Issue of the Warrant to the Warrant Expiry Time.

2.2 Form and Terms of Warrant Certificates

      Warrant Certificates shall be issued in registered form only and shall be substantially in the form set out in Schedule “A” hereto, with such additions, variations or omissions as may be permitted by the provisions of this Indenture or may from time to time be agreed upon between the Corporation and the Warrant Agent and shall have such legends, distinguishing letters and numbers as the Corporation, with the approval of the Warrant Agent, may prescribe. No Warrant Certificates representing fractional Warrants will be issued under this Indenture, and any fractional Warrants will be rounded down to the nearest whole Warrant.

2.3 Purchase of Warrants

(a)

The Corporation, when not in default under this Indenture, may offer to purchase and purchase in the market, by private contract, by tender or otherwise all or any portion of the Warrants on such terms as the Corporation may determine. All Warrants so purchased shall forthwith be delivered to the Warrant Agent and cancelled by it and no Warrants shall be issued in substitution therefor.

(b)

If, upon an invitation for tenders, more Warrants are tendered at the same lowest price than the Corporation is prepared to accept at that price, the Warrants to be purchased by the Corporation shall be selected by the Warrant Agent by lot, or in any other manner as the Warrant Agent may deem equitable, from the Warrants tendered by each tendering Warrantholder who tendered at such price. For this purpose the Warrant Agent may make, and from time to time amend, regulations with respect to the manner in which Warrants may be so selected and regulations so made shall be valid and binding upon all Warrantholders notwithstanding the fact that, as a result thereof, the Warrants held by a holder or represented by a Warrant Certificate become subject to purchase in part only.

(c)

Notwithstanding paragraphs (a) and (b) above, in the event the Warrants are not listed on an exchange or quotation systems and no other material public market exists for the Warrants, any offer to purchase Warrants by the Corporation shall be made to on a pro rata basis to all Warrantholders.

2.4 Issue of Warrant Certificates

     Warrant Certificates to be issued and delivered from time to time under this Indenture shall be executed by the Corporation and certified by the Warrant Agent pursuant to or upon the written order of the Corporation in accordance with Sections 2.6 and 2.7, without the Warrant Agent receiving any consideration therefor.

2.5 Warrantholder not a Shareholder

      Nothing in this Indenture or in the ownership of a Warrant evidenced by a Warrant Certificate, or otherwise, will be construed as conferring on a Warrantholder any right or interest whatsoever as a shareholder of the Corporation, including but not limited to any right to vote at, to receive notice of, or to attend, any meeting of shareholders or any other proceeding of the Corporation or any right to receive any dividend or other distribution.

2.6 Execution of Warrant Certificates

     Warrant Certificates shall be signed by any one director or officer of the Corporation, need not be under the corporate seal of the Corporation, and shall be dated the Date of Issue. The signature of such director or officer may be mechanically reproduced by facsimile and Warrant Certificates bearing facsimile signatures shall be binding upon the Corporation as if they had been manually signed by the director or officer. Notwithstanding that any of the persons whose manual or facsimile signature appears on any Warrant Certificates as one of the officers or directors may no longer, prior to the certification and delivery of the Warrant Certificate, hold the official capacity in which he signed, any Warrant Certificate signed as aforesaid shall be valid and binding upon the Corporation when the Warrant Certificate has been certified by the Warrant Agent in accordance with Section 2.7 and the registered holder thereof shall be entitled to the benefits of this Indenture.

2.7 Certification by Warrant Agent

(a)

No Warrant Certificate shall be issued, or if issued, shall be valid or entitle the holder to the benefit hereof until it has been certified by the Warrant Agent by being countersigned by or on behalf of the Warrant Agent and the countersignature upon any Warrant Certificate shall be conclusive evidence as against the Corporation that the Warrant Certificate so countersigned has been duly issued hereunder and is a valid obligation of the Corporation, and that the holder is entitled to the benefit hereof.

(b)

The countersigning by or on behalf of the Warrant Agent on any Warrant Certificate issued hereunder shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of the Warrants and the Warrant Agent shall in no respect be liable or answerable for the use made of any Warrant Certificate or of the consideration therefor, except as otherwise specified herein. The countersignature of or on behalf of the Warrant Agent shall, however, be a representation and warranty by the Warrant Agent that the Warrant Certificate has been duly countersigned by or on behalf of the Warrant Agent pursuant to the provisions of this Indenture.

2.8 Exchange of Warrant Certificates

      The holder of a Warrant Certificate may at any time after the Date of Issue thereof and prior to the Warrant Expiry Time, upon surrender thereof to the Warrant Agent at the Warrant Agency or at any other place that is designated by the Corporation with the approval of the Warrant Agent, exchange the same for Warrant Certificates entitling the holder to subscribe in the aggregate for the same number of Common Shares for which the holder may subscribe under the surrendered Warrant Certificate. On each exchange the Warrant Agent may levy a sufficient charge to reimburse it for any tax or other governmental charge required to be paid and, in addition, a reasonable charge for every Warrant Certificate issued upon the exchange and payment of the charges shall be made by the party requesting the exchange, as a condition precedent thereto. The Corporation shall execute and the Warrant Agent shall certify in accordance with Sections 2.6 and 2.7 all Warrant Certificates necessary to carry out exchanges contemplated herein.

2.9 Transfer of Warrants

(a)

The Corporation shall cause the Warrant Agent to keep at its principal offices a register in which shall be entered the names and addresses of the Warrantholders and particulars of the Warrants held by them together with details of all transfers of Warrants. The register with respect to the Warrants issued by the Corporation referred to in this Section shall at all reasonable times be open for inspection at the Warrant Agent’s principal offices during normal business hours by the Corporation, the Underwriters and the Warrantholders upon written request.

(b)

The Warrants may only be transferred on the register kept at the Warrant Agent’s principal offices by the holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent, upon surrendering to the Warrant Agent the Warrant Certificates representing the Warrants to be transferred and due execution by the holder of the transfer form attached to the Warrant Certificates and delivery of same to the Warrant Agent and upon compliance with:

	(i)	the conditions in Article 2 herein including Sections 2.9 and 2.15;

	(ii)	such reasonable requirements as the Warrant Agent may prescribe; and

(iii)

all applicable securities legislation and requirements of regulatory authorities including without limitation, as confirmed by the transferor and transferee by their execution of the transfer form attached to the Warrant Certificate.

(c)

Warrants not bearing the legend set forth in Section 2.15(c) may not be offered, sold or transferred in the United States or to or for the account or benefit of a U.S. Person or person in the United States until a date which is 41 days after the Closing Date. No transfer of such Warrants shall be effective, or shall be entered on the register kept by the Warrant Agent unless:

(i)

the transferee thereof certifies in writing that (1) it was not offered the Warrants in the United States, (2) at the time it originated the buy order for the Warrants, it was not in the United States, (3) it did not execute any agreement to purchase the Warrants or the transfer form in the United States and (4) it is not a U.S. Person, and is not acquiring the Warrants for the account or benefit of a U.S. Person or a person in the United States; or

	(ii)	the transfer form is dated a date 41 or more days after the Closing Date and is received by the Warrant Agent on or after such date.

(d)

The transferee of any Warrant will be entitled to be entered on the register of holders referred to in this Section 2.9, as the holder of such Warrants free from all equities or rights of set-off or counter-claim between the Corporation and the transferor or any previous holder of such Warrants, except in respect of equities of which the Corporation is required to take notice by statute or order of a court of competent jurisdiction.

2.10 Charges for Exchange or Transfer

        Except as otherwise herein provided, a reasonable charge shall be levied by the Warrant Agent in respect of the transfer or exchange of any Warrant Certificate or the issue of a new Warrant Certificate(s) pursuant hereto provided that the reimbursement of the Warrant Agent or the Corporation for any and all transfer, stamp or similar taxes or other governmental charges required to be paid shall be made by the holder requesting such transfer or exchange as a condition precedent to such transfer or exchange.

2.11 Issue in Substitution for Lost Certificates

(a)

If a Warrant Certificate becomes mutilated or is lost, destroyed or stolen, the Corporation, subject to applicable law and subject to subsection (b), will issue and thereupon the Warrant Agent will countersign or certify and deliver a new certificate of like denomination, date and tenor and bearing the same legends as the one mutilated, lost, destroyed or stolen in exchange for and in place of and on surrender and cancellation of the mutilated certificate or in lieu of and in substitution for the lost, destroyed or stolen certificate, and the substituted Warrant Certificate shall entitle the holder thereof to the same rights and benefits and will bear the same legends, if any, as the certificate being replaced and shall rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder.

(b)

The applicant for the issue of a new certificate pursuant to this Section 2.11 will bear the cost of the issue thereof and in case of loss, destruction or theft will, as a condition precedent to the issue thereof:

(i)

furnish to the Corporation and the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the certificate to be replaced as is satisfactory to the Corporation and to the Warrant Agent in their discretion;

	(ii)	if so required, furnish an indemnity and surety bond in amount and form satisfactory to the Corporation and to the Warrant Agent, in their discretion; and

	(iii)	pay the reasonable charges of the Corporation and the Warrant Agent in connection therewith.

2.12 Registration of Warrants

(a)

The Corporation shall cause to be kept by and at the principal office of the Warrant Agent in the cities of Vancouver and Toronto by the Warrant Agent or such other registrar as the Corporation, with the approval of the Warrant Agent, may appoint, at such other place or places, if any, as the Corporation may designate with the approval of the Warrant Agent, registers in which shall be entered in alphabetical order the names and addresses (including street and number, if any) of the holders of Warrants and particulars of the Warrants held by them respectively. Such registration shall be noted on the Warrant Certificates by the Warrant Agent or other registrar.

(b)

The registered holder of Warrants may at any time and from time to time have the registration of the Warrants transferred from the register in which the registration thereof appears to another authorized register upon compliance with such reasonable requirements as the Warrant Agent or other registrar may prescribe.

(c)

The registers required to be kept in Vancouver and Toronto shall at all reasonable times be open for inspection by the Corporation or any Warrantholder. The Warrant Agent and every registrar shall from time to time when requested to do so by the Corporation, by the Warrant Agent or by a Warrantholder, furnish the Warrant Agent or upon payment by the Corporation or Warrantholder of a reasonable fee, the Warrantholder or the Corporation, as the case may be, with a list of names and addresses of holders of Warrants entered on the registers kept by them and showing the number of Warrants held by each such holder.

2.13 Enforcement of Rights of Warrantholders

        All or any of the rights conferred upon a Warrantholder by the terms of the Warrants held by him and/or this Indenture may be enforced by such Warrantholder by appropriate legal proceedings, but subject to the rights which are hereby conferred upon the Warrant Agent and subject to the provisions of Section 7.2. The Warrant Agent shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may reasonably be advised shall be necessary or advisable to preserve and protect the interests of the Warrantholder.

2.14 Warrants to Rank Pari Passu

         Except as otherwise provided herein, all Warrants will rank pari passu, whatever may be the actual dates of issue thereof.

2.15 Transfer Restrictions and Legends

(a)
A Warrant Certificate issued to a holder (as well as all certificates issued in exchange for or in substitution of the Warrant Certificates) prior to the expiry of the Restricted Period, shall bear the following legends:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE NOVEMBER 8, 2005.”

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”), HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.”

provided that if, at any time, in the opinion of counsel to the Corporation, such legends are no longer necessary or advisable under any Securities Laws, or the holder of any such legended certificate, at the holder’s expense, provides the Corporation with evidence satisfactory in form and substance to the Corporation (which may include an opinion of counsel satisfactory to the Corporation) to the effect that such legends are not required, such legended certificate may thereafter be surrendered to the Corporation in exchange for a certificate which does not bear such legends.

(b)

The Warrant Agent understands and acknowledges that the Warrants and the Common Shares issuable upon exercise of the Warrants have not been and will not be registered under the U.S. Securities Act or the securities laws of any State of the United States.

(c)

Certificates representing the Warrants issued upon exercise of Special Warrants in the United States or to or for the account or benefit of a U.S. Person or person in the United States, and certificates representing Common Shares issued in the United States or to or for the account or benefit of a U.S. Person or person in the United States upon exercise of Warrants and all certificates issued in exchange thereof or in substitution therefor, until such time as it is no longer required under the applicable requirements of the U.S. Securities Act or applicable U.S. state laws and regulations, shall bear the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY: (A) TO THE ISSUER, (B) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) INSIDE THE UNITED STATES IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE UNITED STATES FEDERAL OR STATE SECURITIES LAWS, AFTER PROVIDING AN OPINION OF COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE ISSUER TO THAT EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided, that if at the time the Corporation is a “foreign issuer” as defined in Regulation S under the U.S. Securities Act, the Common Shares or Warrants are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S of the U.S. Securities Act and in compliance with Canadian local laws and regulations, any such legend may be removed by the holder thereof providing a declaration to the Warrant Agent to the effect set forth in Schedule “B” (or as the Corporation may prescribe from time to time) and provided, further, that, if any such securities are being sold pursuant to Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to the Corporation and the Warrant Agent of an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation and the

Warrant Agent, that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

(d)

Certificates representing Common Shares issuable upon exercise of Warrants outside the United States and not by or on behalf of a U.S. Person or person in the United States at a time when the Corporation is not a “foreign issuer” as defined in Regulation S shall bear the legend set forth in Section 2.15(c), and, in addition thereto, the following legend:

“HEDGING TRANSACTIONS INVOLVING THESE SECURITIES MAY NOT BE CONDUCTED EXCEPT IN COMPLIANCE WITH THE U.S. SECURITIES ACT.”

(e)

All the certificates representing the Warrants and, until such time as is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, all certificates issued in exchange for or in substitution of such securities, shall bear the following additional legend:

“NEITHER THE SHARE PURCHASE WARRANTS REPRESENTED HEREBY NOR THE WARRANT SHARES TO BE ISSUED UPON THEIR EXERCISE HAVE BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. SHARE PURCHASE WARRANTS MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT) OR A PERSON IN THE UNITED STATES UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S.SECURITIES ACT OR UNLESS AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE, AND THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE ISSUER TO THAT EFFECT.”

(f)

The Warrant Agent and the Corporation acknowledge that the Warrants evidenced by any Warrant Certificate or Common Share certificate issued with respect to an exercise of Warrants which includes the legend set forth in subsection 2.15(c) above may not be transferred except pursuant to registration or compliance with exemptions therefrom under the U.S. Securities Act and all applicable state securities laws, and the Warrant Agent agrees not to register any transfer of the Warrants or Common Shares so legended unless, in addition to the other requirements set forth herein:

(i)

the transferor has executed and delivered to the Warrant Agent a declaration in the form set forth in Schedule “B” (or as the Corporation may otherwise prescribe) to the effect that the transfer is being made pursuant to Rule 904 of Regulation S under the U.S.Securities Act, and in such case the Warrant Certificate or Common Share certificate issued to the transferee shall not include the legend set forth in subsection 2.15(c) unless the Corporation has, prior to the issuance thereof, informed the Warrant Agent that it has ceased to be a “foreign issuer” as defined in Rule 902 under the U.S. Securities Act; or

(ii)

the transferor has delivered to the Warrant Agent and the Corporation an opinion of counsel to the effect that the transfer is in compliance with the requirements of the U.S. Securities Act and all applicable state securities laws, and the Corporation has confirmed in writing to the Warrant Agent that such opinion is satisfactory to the Corporation, and in such case the Warrant Certificate issued to the transferee shall include the legend set forth in subsection 2.15(c) unless such opinion states that the legend is no longer required; or

(iii)

the Corporation has confirmed in writing to the Warrant Agent that it has received other evidence satisfactory to it that the transfer is in compliance with the requirements of the U.S. Securities Act and all applicable state securities laws, and has instructed the Warrant Agent regarding the inclusion or omission of the legend set forth in subsection 2.15(c) on the Warrant Certificate issued to the transferee; or

	(iv)	the transferee is the Corporation.

(g)

The Corporation shall direct the Warrant Agent as to matters related to the applicable hold periods, legends and applicable securities legislation. The Warrant Agent shall have no obligation to ensure or verify compliance with any applicable laws or regulatory requirements on the issue, exercise or transfer of any Warrants or Common Shares or other securities issuable upon the exercise of any Warrants.

ARTICLE 3
EXERCISE OF WARRANTS

3.1 Method of Exercise of Warrants

(a)	Each Warrant may be exercised by the holder thereof at any time on or after the Date of Issue, but not after the Warrant Expiry Time, upon the terms and subject to the conditions set forth herein.

(b)

Subject to and upon compliance with the provisions of this Article, the holder of any Warrant Certificate may exercise the right of purchase therein provided for by surrendering the Warrant Certificate to the Warrant Agent at the Warrant Agency or at such additional place or places as may be designated by the Corporation from time to time with the approval of the Warrant Agent following the provision of notice to the Warrant Agent and the Warrantholders (by or through the Warrant Agent) during normal business hours on a Business Day at that place prior to the Warrant Expiry Time, together with the Warrant exercise form attached to the Warrant Certificate duly completed and executed by the holder for the number of Common Shares which the holder desires to purchase and the Exercise Price applicable at the time of the surrender calculated in accordance with the provisions of this Indenture. The Exercise Price for Common Shares subscribed for under Warrants shall be paid by certified cheque, bank draft or money order payable to or to the order of the Corporation at par at the city where the Warrant Certificate is surrendered. Surrender of a Warrant Certificate and the Warrant exercise form and payment of the Exercise Price will be deemed to have been effected, and Warrants shall be deemed to have been exercised, only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Warrant Agent at the Warrant Agency.

(c)

Every Warrant exercise form shall be signed by the holder of the Warrant Certificate who desires to exercise in whole or in part the right of purchase therein provided for; shall specify the number of Common Shares that the subscriber wishes to purchase (being not more than he is entitled to purchase), the person or persons in whose name or names the Common Shares which the subscriber desires to purchase are to be issued and his or their address or addresses and the number of Common Shares to be issued to each such person, the form shall have one of the boxes in section (3) of the Warrant exercise form checked; and shall be substantially in the form set out in the Warrant Certificate.

(d)

If any Common Shares subscribed for are to be issued to a person or persons other than the Warrantholder, the Warrantholder must pay to the Corporation or to the Warrant Agent on his behalf an amount equal to all applicable transfer taxes or other government charges, and the Corporation will not be required to issue or deliver any certificate evidencing any Common Shares unless or until that amount has been so paid or the Warrantholder has established to the satisfaction of the Corporation that the taxes and charges have been paid or that no taxes or charges are owing.

(e)

The Warrant Agent shall not register any exercise of Warrants if it has reason to believe that the holder is a U.S. Person, is in the United States or is acquiring the Common Shares evidenced thereby for the account or benefit of a U.S. Person or a person in the United States, if the Corporation has provided written instructions to the Warrant Agent prior to such exercise to the effect that the Corporation believes such exercise would not comply with the U.S. Securities Act or applicable state securities laws.

(f)	Any holder which exercises Warrants shall provide to the Warrant Agent either:

(i)

a written certification that the holder (i) at the time of exercise of the Warrants is not in the United States; (ii) is not a U.S. Person and is not exercising the Warrants on behalf of a U.S. Person or a person in the United States; and (iii) did not exercise or deliver the exercise form for the Warrants in the United States; or

(ii)

a written opinion of counsel of recognized standing in form and substance satisfactory to the Corporation to the effect that the exercise is pursuant to an effective registration statement under the U.S. Securities Act, or that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available for the issuance of the Common Shares issuable on exercise of the Warrants.

The certificates representing any Common Shares issued in connection with the exercise of Warrants pursuant to clause (ii) of this Section 3.1(f) shall bear the legend set forth in Section 2.15(c) of this Indenture unless the exercise is pursuant to an effective registration statement under the U.S. Securities Act. Certificates representing Common Shares issued in connection with the exercise of Warrants pursuant to clause (i) of this Section 3.1(f) shall not bear the legend set forth in Section 2.15(c) unless it is required by Section 2.15(d). No certificates for Common Shares shall be registered or delivered to an address in the United States unless the holder complies with clause (ii) of this Section 3.1(f).

3.2 Effect of the Exercise of Warrants

(a)	Subject to subsection (b) and Sections 3.3, on exercise of a Warrant, the Corporation shall cause to be issued to the person or persons in whose name or names the Common Shares so subscribed for are to be issued as specified in the Warrant exercise form, the number of Common Shares to be issued to such person or persons and such person or persons shall become a shareholder or shareholders of the Corporation in respect of those Common Shares with effect from the date on which the Warrant is exercised and shall be entitled to delivery of a certificate or certificates evidencing the Common Shares and the Corporation shall cause the certificate or certificates to be mailed by first class, registered or certified mail to such person or persons (or, if applicable, the trustee under the registered retirement savings plan which holds the Common Shares) at the address or addresses specified in the Warrant exercise form within five (5) Business Days of the date on which the Warrant is exercised.

(b)

Notwithstanding any provision herein contained to the contrary, the Corporation shall not be required to deliver certificates for Common Shares in any period while the share transfer books of the Corporation are closed and, in the event of the exercise of any Warrant during any such period, the Common Shares subscribed for shall be issued and such person shall be deemed to have become the holder of record of such Common Shares on the date on which such share transfer books are re-opended.

(c)	In the event that the Warrants are exercised by any Warrantholder prior to the end of the Restricted Period, all certificates evidencing the Common Shares shall bear the following legends:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE NOVEMBER 8, 2005.”

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”), HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN  SETTLEMENT OF TRANSACTIONS ON TSX.”

provided that, if at any time, in the opinion of counsel to the Corporation, such legends are no longer necessary or advisable under any such securities laws, or the holder of any such legended certificate, at the holder's expense, provides the Corporation with evidence satisfactory in form and substance to the Corporation (which may include an opinion of counsel satisfactory to the Corporation) to the effect that such legends are not required such legended certificate may hereafter be surrendered to the Corporation in exchange for a certificate which does not bear such legends.

3.3 Partial Exercise of Warrants

       A Warrantholder may subscribe for and purchase any lesser number of Common Shares than the number of Common Shares to which such holder is entitled upon the exercise of Warrants, in which case the Warrantholder shall be entitled to receive forthwith a new Warrant Certificate in respect of the Common Shares purchasable under the Warrant Certificate and not then subscribed for and purchased, and the Warrant Agent shall issue a new Warrant Certificate upon surrender of the Warrant Certificate, if satisfied that the new Warrant Certificate is properly issuable.

3.4 Cancellation of Warrants

      All Warrants exercised as provided in Section 3.1, partially exercised as provided in Section 3.3, or exchanged for other Warrants as provided in Section 2.8 or otherwise surrendered to the Warrant Agent shall be cancelled and either held by the Warrant Agent until termination of this Indenture or resignation of the Warrant Agent or destroyed by the Warrant Agent at the direction of the Corporation and, if required by the Corporation, the Warrant Agent shall furnish the Corporation with a certificate as to the destruction.

3.5 Expiration of Warrants

      After the Warrant Expiry Time, all rights under this Indenture and under any Warrant that has not been exercised shall wholly cease and terminate and the Warrant Certificate therefor shall be wholly void and of no effect.

3.6 Adjustment of Number of Common Shares and Exercise Price

      The acquisition rights in effect at any date attaching to the Warrants shall be subject to adjustment from time to time as follows:

(a)	if and whenever at any time from the Closing Date until the Warrant Expiry Date, the Corporation shall:

	(i)	subdivide, redivide or change its outstanding common shares into a greater number of shares;

	(ii)	reduce, combine or consolidate its outstanding common shares into a smaller number of shares;

	(iii)	issue to all or substantially all of the holders of the common shares, by way of stock distribution, stock dividend or otherwise, common shares or securities convertible into common shares;

(any of the events described in (i), (ii) and (iii) being referred to as a “Share Reorganization”);

the Exchange Number shall be adjusted immediately after the record date at which the holders of the common shares are determined for the purpose of such Share Reorganization by multiplying the Exchange Number in effect on the record date by a fraction of which the numerator shall be the total number of common shares outstanding immediately after giving effect to the Share Reorganization and the denominator shall be the total number of common shares outstanding immediately prior to such date. Such adjustment shall be made successively whenever any event referred to in this subsection shall occur;

(b)

if and whenever at any time from the Closing Date and prior to the Warrant Expiry Date, there is a reclassification of the common shares or a capital reorganization of the Corporation other than as described in subsection 3.6(a) or a consolidation, amalgamation or merger of the Corporation with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity (any such event being called a “Capital Reorganization”), any Warrantholder who has not exercised its right of acquisition under its Warrants prior to the effective date of such Capital Reorganization, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Common Shares such Warrantholder would otherwise be entitled to acquire, the number of shares and warrants or other securities or property of the Corporation or of the body corporate, trust, partnership or other entity resulting from such Capital Reorganization, or to which such sale or conveyance may be made, as the case may be, that such Warrantholder would have been entitled to receive on such Capital Reorganization, if, on the record date or the effective date thereof, as the case may be, the Warrantholder had been the registered holder of the number of Common Shares sought to be acquired by it. If determined appropriate by the Warrant Agent to give effect to or to evidence the provisions of this subsection 3.6(b), the Corporation, its successor, or such purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such Capital Reorganization, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the Warrantholders to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any shares, other securities or property to which a Warrantholder is entitled on the exercise of its acquisition rights thereafter. Any indenture entered into between the Corporation and the Warrant Agent pursuant to the provisions of this subsection 3.6(b) shall be a supplemental indenture entered into pursuant to the provisions of Article 6 hereof. Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing body corporate, partnership, trust or other entity and the Warrant Agent shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 3.6 and which shall apply to successive reclassification, reorganizations, amalgamations, consolidations, mergers, sales or conveyances;

(c)

if and whenever at any time from the Closing Date and prior to the Warrant Expiry Date, the Corporation shall issue rights, options or warrants to all or substantially all the holders of the common shares pursuant to which those holders are entitled to subscribe for, purchase or otherwise acquire Common Shares or Convertible Securities within a period of 45 days from the date of issue thereof at a price, or at a conversion price, of less than 95% of the Current Market Price at the record date for such distribution (any such issuance being herein called a “Rights Offering” and common shares that may be acquired in exercise of the Rights Offering or upon conversion of the Convertible Securities offered by the Rights Offering being herein called the “Offered Shares”), the Exchange Number shall be adjusted effective immediately after the record date at which holders of common shares are determined for the purposes of the Rights Offering to an Exchange Number that is the product of (1) the Exchange Number in effect on the record date and (2) a fraction (a) the numerator of which shall be the sum of (i) the number of Common Shares outstanding on the record date plus (ii) the number of Offered Shares offered pursuant to the Rights Offering or the maximum number of Offered Shares into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be; and (b) the denominator of which shall be the sum of (i) the number of common shares outstanding on the record date for the Rights Offering; and (ii) the number arrived at when (A) either the product of (1) the number of Offered Shares so offered and (2) the price at which those common shares are offered, or the product of (3) the conversion price thereof and (4) the maximum number of Offered Shares for or into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be, is divided by (B) the Current Market Price of the common shares on the record date.

Any Offered Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any computation; if all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the Exchange Number shall be readjusted to the Exchange Number in effect immediately prior to the record date and the Exchange Number shall be further adjusted based upon the number of Offered Shares (or Convertible Securities into Offered Shares) actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date;

if and whenever at any time from the Closing Date and prior to the Warrant Expiry Date, the Corporation shall issue or distribute to all or substantially all the holders of the common shares (i) shares of any class other than common shares, or (ii) rights, options or warrants other than rights, options or warrants exercisable within 45 days from the date of issue thereof at a price, or at a conversion price, of at least 95% of the Current Market Price at the record date for such distribution, or (iii) evidences of indebtedness, or (iv) any other assets (excluding cash dividends paid in the ordinary course) and that issuance or distribution does not constitute a Share Reorganization or a Rights Offering (any of those events being herein called a “Special Distribution”), the Exchange Number shall be adjusted effective immediately after the record date at which the holders of common shares are determined for purposes of the Special Distribution to an Exchange Number that is the product of (1) the Exchange Number in effect on the record date and (2) a fraction (a) the numerator of which shall be the product of (i) the sum of the number of common shares outstanding on the record date plus the number of common shares which the Warrantholders would be entitled to receive upon exercise of all their outstanding Warrants if they were exercised on the record date and (ii) the Current Market Price thereof on that date; and (b) the denominator of which shall be the product of (A) the sum of the number of common shares outstanding on the record date plus the number of common shares which the Warrantholders would be entitled to receive upon exercise of all their outstanding Warrants if they were exercised on the record date and (B) the Current Market Price thereof on that date; less, the aggregate fair market value, as determined by the directors, whose determination shall, absent manifest error, be conclusive, of the shares, rights, options, warrants, evidences of indebtedness or other assets issued or distributed in the Special Distribution.

(d)

For purposes of this Section 3.6(d), “cash dividends paid in the ordinary course” means dividends having a value which do not exceed, in the aggregate, the greater of (a) 50% of the retained earnings of the Corporation as at the end of the immediately preceding fiscal year; and (b) 100% of the aggregate consolidated net income of the Corporation determined before computation of unusual or extraordinary items, for the immediately preceding fiscal year.

Any common shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. To the extent that the distribution of shares, rights, options, warrants, evidences of indebtedness or assets if not so made or to the extent that any rights, options or warrants so distributed are not exercised, the Exchange Number shall be readjusted to the Exchange Number that would then be in effect based upon the shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of common shares or convertible securities actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date;

(e)

the adjustments provided for in this Article 3 in the number of Common Shares and classes of securities which are to be received on the exercise of Warrants are cumulative and shall apply to successive issues, subdivisions, combinations, consolidations, distributions and any other events that would require an adjustment of the Exchange Number or the number kind securities issueable hereunder;

(f)

if and whenever at any time from the Closing Date and prior to the Warrant Expiry Date, the Corporation shall reclassify or otherwise change the outstanding common shares, the exercise right shall be adjusted effective immediately upon the reclassification becoming effective so that holders of Warrants who exercise their rights thereafter shall be entitled to receive Common Shares as they would have received had the Warrants been exercised immediately prior to the effective date, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Article 3.

Any adjustment of the Exchange Number as set forth herein shall also include a corresponding adjustment to the Exercise Price which shall be calculated by multiplying the Exercise Price by a fraction: (i) the numerator of which shall be the Exchange Number prior to the adjustment, and (ii) the denominator of which shall be the Exchange Number after the adjustment. No adjustment in the Exercise Price shall be required unless the cumulative effect of such adjustment or adjustments would change the Exercise Price by at least 1% of the prevailing Exercise Price provided, however, that any adjustments which, except for the provisions of this subsection would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

Notwithstanding the foregoing, no adjustment will be made in respect of an event described in paragraph 3.6(a)(iii) or subsections 3.6(b) or 3.6(d) if the Warrantholders are entitled to participate in the event on the same terms, mutatis mutandis, as if they had exercised their Warrants immediately before the effective date of or record date for the event, such participation being subject to the prior written consent of any stock exchange upon which the Common Shares are listed for trading.

3.7 Entitlement to Common Shares on Exercise of Warrants

      All shares of any class or other securities which a Warrantholder is at the time in question entitled to receive on the exercise of its Warrant, whether or not as a result of adjustments made pursuant to this Article 3, shall, for the purposes of the interpretation of this Indenture, be deemed to be securities which such Warrantholder is entitled to acquire pursuant to such Warrant.

3.8 No Adjustment for Stock Options

      Notwithstanding anything in this Article 3, no adjustment shall be made in the acquisition rights attached to the Warrants if the issue of Common Shares is being made pursuant to this Indenture or pursuant to any stock option or stock purchase plan in force from time to time for directors, officers or employees of the Corporation.

3.9 Determination by Corporation’s Auditors

      In the event of any question arising with respect to the adjustments provided for in this Article 3, such question shall be conclusively determined by the Corporation’s Auditors or if they are unable or unwilling to act, such firm of independent chartered accountants as may be selected by the directors, acting reasonably, who shall have access to all necessary records of the Corporation and such determination, absent manifest error, shall be binding upon the Corporation, the Warrant Agent, all Warrantholders and all other persons interested therein.

3.10 Proceedings Prior to any Action Requiring Adjustment

         As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Warrants, including the number of Common Shares which are to be received upon the exercise thereof, the Corporation shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation or a successor corporation has unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares which the holders of such Warrants issued by it are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

3.11 Notice of Special Matters

(a)

At least 14 days before the effective date of or record date for any event referred to in Section 3.6, that requires or might require an adjustment in the subscription rights pursuant to a Warrant, including the Exercise Price and the number of Common Shares purchasable on exercise of a Warrant, the Corporation will:

	(i)	file with the Warrant Agent a certificate of the Corporation specifying the particulars of the event and, to the extent determinable, any adjustment required and the computation of the adjustment; and

	(ii)	give notice to the Warrantholders of the particulars of the event and, to the extent, determinable, any adjustment required.

The notice need only set forth particulars as have been determined at the date that notice is given.

(b)	If any adjustment for which a notice pursuant to subsection (1) is given is not then determinable, the Corporation will promptly after the adjustment is determinable:

	(i)	file with the Warrant Agent a certificate of the Corporation showing the computation of the adjustment; and

	(ii)	give notice to the Warrantholders of the adjustment.

3.12 No Action after Notice

       The Corporation covenants with the Warrant Agent that it will not close its transfer books or take any other corporate action which might deprive the holder of a Warrant of the opportunity to exercise its right of acquisition pursuant thereto during the period of 14 days after the giving of the notice set forth in Sections 3.11.

3.13 Other Action Affecting Common Shares

       If an whenever at any time from the Closing Date and prior to the Warrant Expiry Time, the Corporation shall take any action affecting or relating to the Common Shares, other than any action described in this Article, which in the opinion of the directors of the Company would prejudicially affect the rights of any holders of Warrants, the Exchange Number and, if required, the Exercise Price will be adjusted by the directors of the Company in such manner, if any, and at such time, as the directors of the Company, may in their sole discretion, subject to the approval of any stock exchange(s) on which the Common Shares are listed and posted for trading, reasonably determine to be equitable in the circumstances to such holders.

3.14 Protection of Warrant Agent

The Warrant Agent shall not:

(a)

be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment contemplated by this Article 3, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b)

be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any shares or other securities or property which may at any time be issued or delivered upon the exercise or deemed exercise of the rights attaching to any Warrant;

(c)

be responsible for any failure of the Corporation to issue or deliver Common Shares or certificates for the same upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article; and

(d)

incur any liability or responsibility whatsoever or be in any way responsible for the consequences of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of the directors, officers, employees, agents or servants of the Corporation.

3.15 No Fractional Shares

        The Corporation will not, pursuant to Section 3.6 or under any other circumstances, be obligated to issue any fraction of a Common Share upon the exercise of a Warrant or Warrants. To the extent that the holder of one or more Warrants would otherwise have been entitled to receive on the exercise or partial exercise thereof a fraction of a Common Share, that holder may exercise such right in respect of the fraction only in combination with another Warrant or Warrants that in the aggregate entitle the holder to purchase a whole number of Common Shares. If not so exercised, the Corporation shall not pay any amounts to the holder in satisfaction of the right to otherwise have received a fraction of a Common Share.

ARTICLE 4
COVENANTS OF THE CORPORATION

4.1 General Covenants

       The Corporation represents, warrants and covenants with the Warrant Agent for the benefit of the Warrantholders that:

(a)	it will maintain its corporate existence and carry on and conduct its business in a proper, efficient and business-like manner and in accordance with good business practice;

(b)

it is duly authorized to create and issue the Warrants to be issued hereunder and the Warrant Certificates when issued and certified as herein provided will be legal, valid and binding obligations of the Corporation;

(c)

subject to the provisions of this Indenture, it will cause the Common Shares from time to time subscribed for and purchased pursuant to the exercise of Warrants and the certificates representing such Common Shares to be duly issued and delivered in accordance with the Warrants and the terms hereof;

(d)

at all times while any Warrants are outstanding it shall reserve and there shall remain unissued and conditionally allotted out of its authorized capital a number of Common Shares sufficient to enable the Corporation to meet its obligations to issue Common Shares on the exercise of Warrants outstanding hereunder from time to time;

(e)

upon the exercise by the holder of any Warrant of the right of purchase provided for therein and herein and upon payment of the Exercise Price applicable thereto for each Common Share in respect of which the right of purchase is so exercised, all Common Shares issuable upon the exercise shall be issued as fully paid and non-assessable;

(f)

it will use its commercially reasonable best efforts to ensure that all Common Shares outstanding or issuable from time to time (including without limitation the Common Shares issuable on the exercise of the Warrants) continue to be or are listed and posted for trading on the AMEX and the TSX (or on another Canadian stock exchange) for a period of not less than three years from the Closing Date;

(g)

it will use its commercial best efforts to maintain its status as a reporting issuer (or analogous entity) not in default of the requirements of the securities laws of the Designated Provinces in which it is a reporting issuer for a period of not less than 30 months from the Closing Date and it will make all requisite filings under applicable Canadian securities legislation and stock exchange rules to report the exercise of the right to acquire Common Shares pursuant to the Warrants;

(h)

it is, as at the date hereof, a “foreign issuer” (within the meaning of Regulation S) and a “foreign private issuer” (within the meaning of Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended) and it will use its commercially reasonable best efforts to ensure it remains a “foreign private issuer” for a period of one year from the Closing Date;

(i)

if the Corporation concludes, at any time any of the Warrants are outstanding, that it has ceased to be a “foreign issuer” (within the meaning of Regulation S) or a “foreign private issuer” (within the meaning of Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended), it shall give notice thereof to the Warrantholders in the manner specified in Section 8.2 hereof and the Warrant Agent in the manner specified in Section 8.1 hereof;

(j)

it will use its reasonable best efforts to prepare and file the Preliminary Prospectus and Prospectus and to have the MRRS Decision Document issued by the Securities Commissions on or before a date which is not later than the Qualification Deadline and will, in the event that the MRRS Decision Document is not issued on or before the Qualification Deadline, continue to use its best reasonable efforts to obtain the MRRS Decision Document thereafter;

(k)

it will send a written notice to the Warrant Agent and to each holder of Special Warrants of the issuance of the MRRS Decision Document, together with a commercial copy of the Prospectus, as soon as practicable but, in any event, not later than three (3) Business Days after the issuance of such MRRS Decision Document;

(l)

generally, it will well and truly perform and carry out all of the acts or things to be done by it as provided in this Indenture and that it will do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, all other acts, deeds and assurances in law as the Warrant Agent may reasonably require for the better accomplishing and effecting the intentions and provisions of this Indenture;

(m)	it will not pay or give any commission or other remuneration to any person, directly or indirectly, for soliciting the exercise or deemed exercise of the Warrants; and

(n)	it will promptly advise the Warrant Agent of the holders in writing of any default under the terms of this Indenture.

4.2 Securities Qualification Requirements

(a)

If, in the opinion of either counsel to the Warrant Agent or counsel to the Corporation, any instrument is required to be filed with, or any permission, order or ruling is required to be obtained from, any securities administrator or any other step is required under any federal or provincial law of Canada before the Common Shares may be issued or delivered to an initial Warrantholder or resold by such Warrantholder, the Corporation covenants that it will use its reasonable commercial efforts to file such instrument, obtain such permission, order or ruling or take all such other actions, at its expense, as is required or appropriate in the circumstances.

(b)	The Corporation will give written notice of the issue of Common Shares pursuant to the exercise of Warrants, in such detail as may be required, to the Securities Commissions, the TSX and the AMEX.

4.3 Warrant Agent’s Remuneration and Expenses

       The Corporation covenants that it will pay to the Warrant Agent from time to time such reasonable remuneration for its services hereunder as may be agreed upon between the Corporation and the Warrant Agent and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses, disbursements and advances properly incurred or made by the Warrant Agent in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its counsel and all other advisors and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise from the negligence, wilful misconduct or bad faith of the Warrant Agent, its servants or its agents or other advisors or assistants aforesaid.

4.4 Notice to Warrantholders of Certain Events

       The Corporation covenants with the Warrant Agent for the benefit of the Warrant Agent and the Warrantholders that, so long as any of the Warrants are outstanding, it will not:

(a)

pay any dividend payable in shares of any class to the holders of its Common Shares or make any other distribution (other than a cash distribution made as a dividend out of retained earnings or contributed surplus legally available for the payment of dividends and paid in the ordinary course (as defined in section 3.6(d))) to the holders of its Common Shares;

(b)	offer to the holders of its Common Shares rights to subscribe for or to purchase any Common Shares or shares of any class or any other securities, rights, warrants or options;

(c)

make any repayment of capital on, or distribution of evidences of indebtedness on any of its assets (excluding cash dividends paid in the ordinary course (as defined in section 3.6(d))) to the holders of, its Common Shares;

(d)	amalgamate, consolidate or merge with any other person or sell or lease the whole or substantially the whole of its assets or undertaking;

(e)	effect any subdivision, consolidation or reclassification of its Common Shares; or

(f)	liquidate, dissolve or wind-up,

unless, in each such case, the Corporation shall have given notice, in the manner specified in Section 8.2, to each Warrantholder, of the action proposed to be taken and the date on which: (i) the books of the Corporation shall close or a record shall be taken for such dividend, repayment, distribution, subscription rights or other rights, warrants or securities; or (ii) such subdivision, consolidation, reclassification, amalgamation, merger, sale or lease, dissolution, liquidation or winding-up shall take place, as the case may be, provided that the Corporation shall only be required to specify in the notice those particulars of the action as shall have been fixed and determined at the date on which the notice is given. The notice shall also specify the date as of which the holders of Common Shares of record shall participate in the dividend, repayment, distribution, subscription of rights or other rights, warrants or securities, or shall be entitled to exchange their Common Shares for securities or other property deliverable upon such reclassification, amalgamation, merger, sale or lease, other disposition, dissolution, liquidation or winding-up, as the case may be. The notice shall be given, with respect to the actions described above not less than 14 days prior to the record date or the date on which the Corporation’s transfer books are to be closed with respect thereto.

4.5 Closure of Share Transfer Books

       The Corporation further covenants and agrees that it will not during the period of any notice given under Section 4.4 close its share transfer books or take any other corporate action which might deprive the Warrantholders of the opportunity of exercising their Warrants; provided that nothing contained in this section shall be deemed to affect the right of the Corporation to do or take part in any of the things referred to in Section 4.4 or to pay any cash dividends on the shares of any class or classes in its capital from time to time outstanding.

4.6 Performance of Covenants by Warrant Agent

       If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Warrant Agent may notify the Warrantholders of the failure on the part of the Corporation or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to do so or to notify the Warrantholders. All sums expended or advanced by the Warrant Agent in so doing shall be repayable as provided in Section 4.3. No performance, expenditure or advance by the Warrant Agent shall be deemed to relieve the Corporation of any default hereunder.

ARTICLE 5
MEETINGS OF WARRANTHOLDERS

5.1 Right to Convene Meeting

(a)

The Warrant Agent or the Corporation may at any time and from time to time, and the Warrant Agent shall on receipt of a requisition in writing signed by the holders of Warrants sufficient to purchase not less than 20% of the aggregate number of Common Shares which would be purchased under the Warrants then outstanding and upon being indemnified and funded to its reasonable satisfaction by the Corporation or by the Warrantholders signing the requisition against the costs which may be incurred in connection with the calling and holding of the meeting, convene a meeting of the Warrantholders.

(b)

If the Warrant Agent fails to convene a meeting within seven days after receipt of the requisition and indemnity referred to in subsection (1), the Corporation or the Warrantholders, as the case may be, may convene the meeting.

(c)	Every meeting of Warrantholders shall be held in the City of Vancouver, British Columbia or at such other place as the Warrant Agent shall determine.

5.2 Notice

(a)

At least ten (10) Business Days’ prior notice specifying the place, day and hour of meeting and the general nature of business to be transacted shall be given to the Warrantholders prior to any meeting of Warrantholders and shall specify in reasonable detail in the notice the terms of any resolution to be proposed.

(b)

Notice of a meeting of Warrantholders shall be given to the Warrantholders in the manner provided in Section 8.2. Notice shall be given to the Corporation unless the meeting is convened by the Corporation and to the Warrant Agent unless the meeting is convened by the Warrant Agent. Any accidental omission in the notice of a meeting shall not invalidate any resolution passed at the meeting.

5.3 Chairman

      The person, who need not be a Warrantholder, nominated in writing by the Warrant Agent shall be entitled to act as the chairman at any meeting of Warrantholders, but if no such person is nominated or if the person nominated shall not be present within fifteen (15) minutes after the time appointed for holding the meeting, the Warrantholders present shall choose a person present to be chairman.

5.4 Quorum

(a)	At any meeting of the Warrantholders a quorum shall consist of two or more Warrantholders present in person or by proxy holding not less than 20% of the Warrants then outstanding.

(b)

If a quorum of the Warrantholders is not present within half an hour from the time fixed for holding any meeting, the meeting, if convened by Warrantholders or by a requisition of Warrantholders, shall be dissolved; but if otherwise convened, the meeting shall stand adjourned without notice to the same day in the next week following (unless that day is not a Business Day, in which case the meeting shall stand adjourned to the next Business Day thereafter) at the same time and place. At the adjourned meeting, the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not hold 20% of the Warrants then outstanding.

5.5 Power to Adjourn

       The chairman of any meeting at which a quorum of Warrantholders is present may, with the consent of the meeting, adjourn any meeting and no notice of the adjournment need be given except such notice, if any, as the meeting may prescribe.

5.6 Show of Hands

       Every question submitted to a meeting other than a question to be resolved by an Extraordinary Resolution shall be decided in the first place by a majority of the votes given on a show of hands and unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of that fact.

5.7 Poll

      On every Extraordinary Resolution to be passed at a meeting and on any other question submitted to a meeting when directed by the chairman or when demanded by one or more of the Warrantholders acting in person or by proxy holding at least 20% of the Warrants then outstanding, a poll shall be taken in the manner as the chairman shall direct. Questions other than those to be resolved by Extraordinary Resolution shall, if a poll be taken, be decided by the votes of the holders of a majority of the Warrants represented at the meeting and voted on the poll. If at any meeting a poll is so demanded as aforesaid on the election of a chairman or on a question of adjournment, it shall be taken forthwith. If at any meeting a poll is so demanded on any other question, or an Extraordinary Resolution is to be voted upon, a poll shall be taken in such manner and either at once or after an adjournment as the chairman directs. The result of a poll shall be deemed to be the decision of the meeting at which the poll was demanded and shall be binding on all holders of Warrants.

5.8 Voting

       On a show of hands, every person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders or both, shall have one vote. On a poll, each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Common Share purchasable under Warrants of which he shall then be the holder. A proxy need not be a Warrantholder. The chairman of any meeting shall be entitled both on a show of hands and on a poll to vote in respect of the Warrants, if any, held or represented by him but shall not be entitled to a casting vote in the case of an equality of votes.

5.9 Persons Entitled to be Present

      The Corporation and the Warrant Agent by their respective officers and directors and the counsel of the Corporation and the Warrant Agent may attend any meeting of Warrantholders but shall have no vote as such.

5.10 Regulations

       The Warrant Agent, or the Corporation with the approval of the Warrant Agent, may from time to time make or vary such regulations as it shall think fit providing for and governing the following:

(a)	the issue of voting certificates:

(i)

by any bank, trust company or other depository approved by the Warrant Agent, certifying that specified Warrants have been deposited with it by a named holder and will remain on deposit until after the meeting; or

(ii)

by any bank, trust company, insurance company, governmental department or agency approved by the Warrant Agent, certifying that it is the holder of specified Warrants and will continue to hold the same until after the meeting;

(b)

which voting certificates shall entitle the holders named therein to be present and vote at any meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any meeting and at any adjournment thereof, in the same manner and with the same effect as though the holders named in the voting certificates were the actual holders of the specified Warrants;

(c)

the form of the instrument appointing a proxy (which shall be in writing), the manner in which the same shall be executed and the form of any authority under which a person executes a proxy on behalf of a Warrantholder;

(d)

the deposit certificates, instruments appointing proxies or authorities at such place or places as the Warrant Agent (or the Corporation or Warrantholders in case the meeting is convened by the Corporation or the Warrantholders, as the case may be) may in the notice convening the meeting direct and the time (if any) before the holding of the meeting or adjourned meeting at which the same shall be deposited;

(e)

the deposit of voting certificates or instruments appointing proxies at some place or places other than the place at which the meeting is to be held and for particulars of the voting certificates or instruments appointing proxies to be cabled or telegraphed or notified by other means of communication before the meeting to the Corporation or to the Warrant Agent and for the voting of voting certificates and proxies so deposited as if the voting certificates or the instruments themselves were produced at the meeting or deposited at any other place required pursuant to subsection (c); and

(f)	generally for the calling of meetings of Warrantholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and votes given in accordance therewith shall be valid and shall be counted. Except as the regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Warrants, or as entitled to vote or to be present at the meeting in respect thereof, shall be registered Warrantholders or their counsel and persons whom registered Warrantholders have by instrument in writing duly appointed as their proxies.

5.11 Certain Powers Exercisable by Extraordinary Resolution

        In addition to all other powers conferred on them by the other provisions of this Indenture or by law but subject to obtaining any necessary approval of any stock exchange upon which the Common Shares or Warrants are listed for trading, the Warrantholders shall have the following powers, exercisable from time to time by Extraordinary Resolution:

(a)

power to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders or the Warrant Agent in that capacity or on behalf of the Warrantholders against the Corporation whether the rights arise under this Indenture or otherwise;

(b)

power to agree to any change in or omission from the provisions of the Warrant Certificate and this Indenture or any ancillary or supplemental instrument which may be agreed to by the Corporation and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying any change or omission;

(c)

power to require the Warrant Agent, subject to compliance with Section 7.3, to enforce any of the obligations of the Corporation under this Indenture or any supplemental instrument or to enforce any of the rights of the Warrantholders in any manner specified in an Extraordinary Resolution or to refrain from enforcing any such covenant or right, upon the Warrant Agent being furnished with such indemnity as it may in its discretion require;

(d)

power to (with the consent of the Corporation, not to be unreasonably withheld) remove the Warrant Agent or its successor or successors in office and to appoint a new Warrant Agent to take the place of the Warrant Agent so removed;

(e)

power to waive and direct the Warrant Agent to waive any default on the part of the Corporation in complying with any provision of this Indenture either unconditionally or upon conditions specified in the Extraordinary Resolution;

(f)

power to restrain any Warrantholder from taking or instituting or continuing any suit, action or proceeding against the Corporation for the enforcement of any of the obligations of the Corporation under this Indenture or to enforce any right of the Warrantholders;

(g)	power to amend, alter or repeal any Extraordinary Resolution previously passed or consented to by Warrantholders; and

(h)

to assent to any compromise or arrangement with any creditor or any class or classes of creditors, whether secured or otherwise, and with the holders of any shares or other securities of the Corporation.

5.12 Definition of “Extraordinary Resolution”

(a)

The expression “Extraordinary Resolution” when used in this Indenture means a resolution passed at a meeting (including an adjourned meeting) of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Indenture at which a quorum of not less than 25% of the then outstanding Warrantholders are present in person or by proxy is present and carried by the affirmative vote of not less than two-thirds of the votes given on a poll or by the consent in writing, which may be in one or more instruments, of the holders of not less than two-thirds of the Warrants then outstanding.

(b)

If, at the meeting at which an Extraordinary Resolution is to be considered, Warrantholders holding at least 25% of the then outstanding Warrants are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Warrantholders, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 15 or more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 Business Days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 2.15. Such notice shall state that at the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting, was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 5.12(1) shall be an Extraordinary Resolution within the meaning of this Indenture notwithstanding that Warrantholders holding at least 25% of the aggregate number of the then outstanding Warrants are not present in person or by proxy at such adjourned meeting.

5.13 Resolutions Binding on all Warrantholders

     Every resolution and every Extraordinary Resolution duly passed at a meeting of the Warrantholders duly convened and held or any consent in writing having the effect of an Extraordinary Resolution shall be binding upon all the Warrantholders (including their successors and assigns) whether or not present or represented or voting at the meeting or signatories to the consent, as the case may be, and each of the Warrantholders and the Warrant Agent, subject to the provisions for its indemnity contained in this Indenture, shall be bound to give effect thereto.

5.14 Holdings by Corporation Disregarded

     In determining whether the requisite number of Warrantholders are present for the purpose of obtaining a quorum or have voted or consented to any resolution, Extraordinary Resolution, consent, waiver or other action under this Indenture, Warrants owned by the Corporation or any subsidiary of the Corporation shall be deemed to be not outstanding.

5.15 Minutes

     Minutes of all resolutions and proceedings at every meeting of Warrantholders shall be made and duly entered in books to be provided for that purpose by the Warrant Agent at the expense of the Corporation and any minutes if signed by the chairman of the meeting or the secretary of the meeting, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every meeting for which minutes have been made shall be deemed to have been duly convened and held and all resolutions passed or proceedings taken thereat to have been duly passed and taken.

5.16 Powers Cumulative

     Any one or more of the powers or combination of the powers in this Indenture exercisable by the Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of the powers or any combination of powers from time to time shall not be deemed to exhaust the rights of the Warrantholders to exercise the same or any other power or powers or combination of powers then or any power or powers or combinations of powers thereafter.

5.17 Instruments in Writing

     All actions that may be taken and all powers that may be exercised by the Warrantholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by Warrantholders entitled to acquire two-thirds of the aggregate number of Common Shares that can be acquired pursuant to all the then outstanding Warrants by an instrument in writing signed in one or more counterparts by Warrantholders in person or by attorney duly appointed in writing and the expression “Extraordinary Resolution” when used in this Indenture shall include an instrument so signed.

ARTICLE 6
SUPPLEMENTAL INDENTURES AND SUCCESSOR COMPANIES

6.1 Provision for Supplemental Indenture for Certain Purposes

       From time to time the Corporation and the Warrant Agent may, subject to the provisions of these presents and the obtaining of the prior written consent of the TSX and the AMEX (or any other stock exchange upon which the Common Shares are listed for trading), and shall, when so directed by these presents, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)	setting forth any adjustments resulting from the application of the provisions of Article 3;

(b)

adding hereto such additional covenants and enforcement provisions as in the opinion of counsel are necessary or advisable and are not in the opinion of the Warrant Agent, based on the advice of counsel, prejudicial to the interest of the Warrantholders as a group;

(c)	giving effect to any Extraordinary Resolution passed as provided in Article 5;

(d)	making any modification in the form of Warrant Certificate which, in the opinion of the Warrant Agent, based on the advice of counsel, does not affect the substance thereof;

(e)

making any additions to, deletions from or alterations of the provisions of this Indenture which, in the opinion of the Warrant Agent, do not materially and adversely affect the interests of the Warrantholders and are necessary or advisable in order to incorporate, reflect or comply with any Applicable Legislation;

(f)

modifying any of the provisions of this Indenture or relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that no such modification or relief shall be or become operative or effective if in the opinion of the Warrant Agent, based on the advice of counsel, the modification or relief materially impairs any of the rights of the Warrantholders, as a group, or of the Warrant Agent, and provided that the Warrant Agent may in its sole discretion decline to enter into any supplemental indenture which in its opinion may not afford adequate protection to the Warrant Agent when the same shall become operative; and

(g)

for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective provisions, errors or omissions herein, provided that in the opinion of the Warrant Agent, based on the advice of counsel, the rights of the Warrant Agent or of the Warrantholders, as a group, are in no way prejudiced thereby.

6.2 Successor Corporations

       In the case of the consolidation, amalgamation, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation (“successor corporation”), the successor corporation resulting from such consolidation, amalgamation, merger or transfer (if not the Corporation) shall expressly assume, by supplemental indenture satisfactory in form to the Warrant Agent and executed and delivered to the Warrant Agent, the due and punctual performance and observance of each and every covenant and condition of this Indenture to be performed and observed by the Corporation.

ARTICLE 7
CONCERNING THE WARRANT AGENT

7.1 Trust Indenture Legislation

(a)	If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of the Applicable Legislation, such mandatory requirement shall prevail.

(b)

The Corporation and the Warrant Agent agree that each will, at all times in relation to this Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of the Applicable Legislation.

7.2 Rights and Duties of Warrant Agent

(a)

In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent shall exercise that degree of care, diligence and skill that a reasonably prudent Warrant Agent would exercise in comparable circumstances. In the absence of negligence or fraud, the Corporation shall indemnify and save harmless the Warrant Agent from all loss, costs or damages it may suffer in administering the trusts of this Indenture. No provision of this Indenture shall be construed to relieve the Warrant Agent from liability for its own negligent action, its own negligent failure to act, or fraud.

(b)

The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice by the Warrant Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect and to hold harmless the Warrant Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Warrant Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(c)

The Warrant Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Warrantholders at whose instance it is acting to deposit with the Warrant Agent the Warrants held by them, for which Warrants the Warrant Agent shall issue receipts.

(d)

Every provision of this Indenture that by its terms relieves the Warrant Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of the Applicable Legislation, of this Section 7.2 and of Sections 7.3 and 7.4.

7.3 Indemnification

     Without limiting any protection or indemnity of the Warrant Agent under any other provisions hereof, or otherwise at law, the Corporation hereby agrees to indemnify and hold harmless the Warrant Agent and its employees, directors and officers from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Warrant Agent in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements arising by reason of the negligence or fraud of the Warrant Agent. This provision shall survive the resignation or removal of the Warrant Agent, or the termination of the Indenture. The Warrant Agent shall not be under any obligation to prosecute or to defend any action or suit in respect of the relationship which, in the opinion of its legal counsel, may involve it in expense or liability, unless the Corporation shall, so often as required, furnish the Warrant Agent with satisfactory indemnity and funding against such expense or liability.

7.4 Evidence, Experts and Advisers

(a)

In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by the Applicable Legislation or as the Warrant Agent may reasonably require by written notice to the Corporation.

(b)

In the exercise of its rights and duties hereunder, the Warrant Agent may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Corporation, certificates of the Corporation or other evidence furnished to the Warrant Agent pursuant to a request of the Warrant Agent, provided that such evidence complies with the Applicable Legislation and that the Warrant Agent complies with the Applicable Legislation and that the Warrant Agent examines the same and determines that such evidence complies with the applicable requirements of this Indenture.

(c)

Whenever it is provided in this Indenture or under the Applicable Legislation that the Corporation shall deposit with the Warrant Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the trust, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Warrant Agent take the action to be based thereon.

(d)

The Warrant Agent may employ or retain such legal counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any legal counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Warrant Agent.

7.5 Actions by Warrant Agent to Protect Interest

     The Warrant Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

7.6 Warrant Agent Not Required to Give Security

       The Warrant Agent shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

7.7 Protection of Warrant Agent

       By way of supplement to the provisions of any law for the time being relating to Warrant Agents it is expressly declared and agreed as follows:

(a)

the Warrant Agent shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Warrant Certificates (except the representation contained in Section 7.9 or in the certificate of the Warrant Agent on the Warrant Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(b)

nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(c)	the Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof; and

(d)

the Warrant Agent shall be protected in acting upon any written notice, request, waiver, consent, certificate, receipt, statutory declaration or other paper or document furnished to it hereunder, not only as to its due execution and the validity and the effectiveness of its provisions but also as to the truth and acceptability of any information therein contained which it in good faith believes to be genuine and what it purports to be.

7.8 Replacement of Warrant Agent; Successor by Merger

(a)

The Warrant Agent may resign its trust and be discharged from all further duties and liabilities hereunder, subject to this Section 7.8, by giving to the Corporation not less than 60 days’ prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Warrantholders by extraordinary resolution shall have power at any time to remove the existing Warrant Agent and to appoint a new Warrant Agent upon 60 days written notice to the Warrant Agent. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Warrant Agent unless a new Warrant Agent has already been appointed by the Warrantholders; failing such appointment by the Corporation, the retiring Warrant Agent or any Warrant Holder may apply to a justice of the Supreme Court of British Columbia (the “Court”) on such notice as such justice may direct, for the appointment of a new Warrant Agent; but any new Warrant Agent so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Warrantholders. Any new Warrant Agent appointed under any provision of this Section 7.8 shall be a corporation authorized to carry on the business of a trust company in the Designated Provinces and, if required by the Applicable Legislation for any other provinces, in such other provinces. On any such appointment the new Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent hereunder.

(b)	Upon the appointment of a successor Warrant Agent, the Corporation shall promptly notify the Warrantholders thereof in the manner provided for in Section 8.2 hereof.

(c)

Any corporation into or with which the Warrant Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Warrant Agent shall be a party, or any corporation succeeding to the trust business of the Warrant Agent shall be the successor to the Warrant Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Warrant Agent under subsection 7.8(a).

(d)	Any Warrant Certificates certified but not delivered by a predecessor Warrant Agent may be certified by the successor Warrant Agent in the name of the predecessor or successor Warrant Agent.

7.9 Conflict of Interest

(a)

The Warrant Agent represents to the Corporation that at the time of execution and delivery hereof no material conflict of interest exists between its role as a Warrant Agent hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within 90 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its trust hereunder to a successor Warrant Agent approved by the Corporation and meeting the requirements set forth in subsection 7.8(a). Notwithstanding the foregoing provisions of this subsection 7.9(a), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Warrant Certificate shall not be affected in any manner whatsoever by reason thereof.

(b)

Subject to subsection 7.9(a), the Warrant Agent and its affiliates, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation or any subsidiary of the Corporation without being liable to account for any profit made thereby.

7.10 Acceptance of Trust

       The Warrant Agent hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth.

7.11 Warrant Agent Not to be Appointed Receiver

       The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

7.12 Documents, Moneys, etc. Held by Warrant Agent

       Any securities, documents of title or other instruments that may at any time be held by the Warrant Agent hereunder may be placed in the deposit vaults of the Warrant Agent for safekeeping. Unless herein otherwise expressly provided, any moneys so held, pending the application or withdrawal thereof under any provisions of this Indenture, shall be deposited in the name of the Warrant Agent in a trust account (including an affiliate or related party of the Warrant Agent), at the rate of interest (if any) then current on similar deposits or, upon the written direction of the Corporation, may be invested in securities of or guaranteed by the Government of Canada or any province thereof or any Schedule I Canadian chartered bank (including an affiliate of the Warrant Agent) provided that each such obligation is rated at least B1 (middle) by Dominion Bond Rating Service, or an equivalent rating by Canadian Bond Rating Service, maturing not more than 30 days from the date of investment. Except as otherwise provided in this Indenture, all interest or other income received by the Warrant Agent in respect of such deposits and investments shall belong to the Corporation and shall be paid to it upon receipt thereof by the Warrant Agent. The Warrant Agent shall maintain accurate books, records and accounts of the transactions effected or controlled by the Warrant Agent hereunder and the receipt, investment, re-investment and disbursement of the property hereunder and shall provide to the Corporation and the Underwriters records and statements thereof periodically upon written request.

7.13 Third Party Interests

       The Corporation represents to the Warrant Agent that any account to be opened by, or interest to be held by the Warrant Agent in connection with this Agreement, for or to the credit of the Corporation, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case the Corporation agrees to complete and execute forthwith a declaration in the Warrant Agent's prescribed form as to the particulars of such third party.

7.14 Not Bound to Act

        The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Corporation, provided (i) that the Warrant Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Warrant Agent's satisfaction within such 10 day period, then such resignation shall not be effective.

ARTICLE 8
GENERAL

8.1 Notice to the Corporation, the Warrant Agent and the Underwriters

(a)

Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation, the Warrant Agent or the Underwriters shall be deemed to be validly given if delivered, sent by registered letter, postage prepaid or telecopied:

If to the Corporation:

NOVAGOLD RESOURCES INC. Suite 2300, 200 Granville Street Vancouver, British Columbia V6C 1S4

Attention:	R.J. (Don) MacDonald
Telecopy:	(604) 669-6272

with a copy to:	BLAKE, CASSELS & GRAYDON LLP Suite 2600, Three Bentall Centre 595 Burrard Street, P.O. Box 49314 Vancouver, British Columbia V7X 1L3

Attention: Bob Wooder Telecopy: (604) 631-3309

If to the
Warrant Agent:	COMPUTERSHARE TRUST COMPANY OF CANADA 3rd Floor, 510 Burrard Street Vancouver, British Columbia V6C 3B9

Attention: Manager, Corporate Trust Department Telecopy: (604) 661-9403

If to the Underwriters:	SALMAN PARTNERS INC. 2230 – 885 W. Georgia Street Vancouver, British Columbia V6C 3E8

Attention: Alan C. Herrington Telecopy: (604) 685-2471

with a copy to:	BORDEN LADNER GERVAIS LLP 1200 Waterfront Centre 200 Burrard Street Vancouver, British Columbia V7X 1T2

Attention: Warren Learmonth Telecopy: (604) 622-5866

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if mailed, on the fifth Business Day following the date of the postmark on such notice or, if telecopied, on the next Business Day following the date of transmission provided that its contents are transmitted and received completely and accurately.

(b)

The Corporation, the Warrant Agent or the Underwriters, as the case may be, may from time to time notify the other in the manner provided in subsection 8.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation, the Warrant Agent or the Underwriters, as the case may be, for all purposes of this Indenture.

(c)

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent, the Corporation or the Underwriters hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the named officer of the party to which it is addressed or, if it is delivered to such party at the appropriate address provided in subsection 8.1(a), by telecopy or other means of prepaid, transmitted and recorded communication.

8.2 Notice to Warrantholders

(a)	Any notice to the Warrantholders under the provisions of this Indenture shall be valid and effective if delivered or sent by telecopy or by ordinary post addressed to such holders at their post office addresses appearing on the register hereinbefore mentioned and shall be deemed to have been effectively given on the date of delivery or, if mailed, on the fifth Business Day following the date of the postmark on such notice or, if telecopied, on the next Business Day following the date of transmission provided that its contents are transmitted and received completely and accurately.

(b)	If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrantholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered personally to such Warrantholders or if delivered to the address for such Warrantholders contained in the register of Special Warrants maintained by the Warrant Agent, by cable, telegram, telex or other means of prepaid transmitted and recorded communication.

(c)	A copy of any notice to the Warrantholders shall be given to the Underwriters at:
Salman Partners Inc. 2230 – 885 W. Georgia Street Vancouver, British Columbia V6C 3E8 Attention: Alan C. Herrington Telecopy: (604) 685-2471

8.3 Satisfaction and Discharge of Indenture

This Indenture shall expire and terminate on the later of:

(a)	the date by which there has been delivered to the Warrant Agent for exercise or destruction all Warrant Certificates theretofore certified hereunder, or

(b)	the Warrant Expiry Date,

and if all certificates representing Common Shares required to be issued in compliance with the provisions hereof have been issued and delivered hereunder, this Indenture will cease to be of further effect and the Warrant Agent, on demand of and at the cost and expense of the Corporation and on delivery to the Warrant Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and on payment to the Warrant Agent of the fees and other remuneration payable to the Warrant Agent, will execute proper instruments acknowledging satisfaction of and discharging this Indenture.

8.4 Sole Benefit of Parties and Warrantholders

       Nothing in this Indenture expressed or implied will give or be construed to give to any person other than the parties hereto and the Warrantholders, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein contained, all covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

8.5 Discretion of Directors

       Any matter provided herein to be determined by the directors will be determined by the directors in their sole discretion reasonably exercised and a determination so made, absent manifest error, will be conclusive.

8.6 Privacy

       The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Indenture. Despite any other provision of this Indenture, neither party shall take or direct any action that would contravene, or cause the other party to contravene, applicable Privacy Laws. The Corporation shall, prior to transferring or causing to be transferred personal information to the Warrant Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Warrant Agent shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Warrant Agent agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Indenture and not to use it for any other purpose except with the consent of or direction from the Corporation or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

8.7 Counterparts and Formal Date

       This Indenture may be executed in several counterparts, each of which when so executed will be deemed to be an original, and the counterparts together will constitute one and the same instrument and notwithstanding the date of their execution will be deemed to bear the date set out at the top of the first page of this Indenture. Each of the parties to this Indenture will be entitled to rely on delivery of a facsimile copy of this Indenture and acceptance by each party of any such facsimile copy will be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

     IN WITNESS WHEREOF the parties hereto have executed this agreement as of the date first written above.

NOVAGOLD RESOURCES INC.

By: “Elaine Sanders”
Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA

:	By:“Nicole Clement”
Authorized Signatory

By: “Ann Kollen”
Authorized Signatory

SCHEDULE “A”

NEITHER THE SHARE PURCHASE WARRANTS REPRESENTED HEREBY NOR THE WARRANT SHARES TO BE ISSUED UPON THEIR EXERCISE HAVE BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. SHARE PURCHASE WARRANTS MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT) OR A PERSON IN THE UNITED STATES UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S.SECURITIES ACT OR UNLESS AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE, AND THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE ISSUER TO THAT EFFECT.

[For Warrants issued prior to the expiry of the Restricted Period, include the following:]

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE NOVEMBER 8, 2005.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”), HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.

[For Warrants issued in the United States or to or for the account or benefit of U.S. Persons or persons in the United States, include the following:]

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY: (A) TO THE ISSUER, (B) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) INSIDE THE UNITED STATES IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE UNITED STATES FEDERAL OR STATE SECURITIES LAWS, AFTER PROVIDING AN OPINION OF COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE ISSUER TO THAT EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS OF STOCK EXCHANGES IN CANADA.

COMMON SHARE PURCHASE WARRANT
to acquire Common Shares of

NOVAGOLD RESOURCES INC.
(a company incorporated under the laws of the Province of Nova Scotia)

THE RIGHT TO PURCHASE COMMON SHARES UNDER THIS WARRANT EXPIRES AT 5:00 P.M. VANCOUVER TIME AT THE PLACE OF EXERCISE ON JANUARY 7, 2008.

Warrant Certificate No.	CERTIFICATE FOR __________ Common Share Purchase Warrants, each whole Share Purchase Warrant entitling the holder thereof to acquire one Common Share of NovaGold Resources Inc.

     THIS IS TO CERTIFY THAT _______________ (the “holder”) is entitled, upon and subject to the terms and conditions set forth herein and in the Warrant Indenture hereinafter referred to, to purchase at any time, before 5:00 p.m. (Vancouver time) at the place of exercise on the Warrant Expiry Date (as that term is defined in the Warrant Indenture), one fully paid and non-assessable common share (a “Share”) in the capital of the Corporation as constituted on the date hereof for each whole Common Share Purchase Warrant (collectively, the “Warrants”) by surrendering to Computershare Trust Company of Canada (the “Warrant Agent”) at its principal transfer office in the City of Vancouver, B.C. or Toronto, Ontario this certificate, with an exercise form in the form attached hereto (“Exercise Form”) duly completed and executed, accompanied by a certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of the Corporation at par in the City of Vancouver or Toronto
in an amount equal to the Exercise Price (as defined below) of the Shares so subscribed for.

     Surrender of this certificate and the completed Exercise Form attached hereto and payment as provided above will be deemed to have been effected only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Warrant Agent at one of the cities specified below.

     Subject to adjustment thereof in the events and in the manner set forth in the Warrant Indenture hereinafter referred to, the price payable for each Share upon the exercise of Warrants shall be Cdn.$12.10 per Share (the “Exercise Price”). Subject to the following paragraphs, the Exercise Price shall be paid by a certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of the Corporation at par in the cities of Vancouver or Toronto in an amount equal to the Exercise Price of the Shares so subscribed for. The Exercise Price shall be delivered together with the Exercise Form attached hereto.

     Certificates for the Shares subscribed for will be mailed to the persons specified in the Exercise Form attached hereto at their respective addresses specified therein or, if so specified in the Exercise Form, delivered to such persons at the office where this certificate is surrendered. If fewer Shares are purchased than the number that can be purchased pursuant to this certificate, the holder hereof will be entitled to receive without charge a new certificate in respect of the balance of the Shares not so purchased. No fractional Shares will be issued upon exercise of any Warrant.

      This certificate evidences Warrants of the Corporation issued or issuable under the provisions of a warrant indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the “Warrant Indenture”) dated as of July 7, 2005 between the Corporation and the Warrant Agent, to which Warrant Indenture reference is hereby made for particulars of the rights of the holders of the Warrants, the Corporation and the Warrant Agent in respect thereof and the terms and conditions on which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth and to all of which the holder by acceptance hereof assents. The Corporation will furnish to the holder, on request and without charge, a copy of the Warrant Indenture. In the event of any inconsistency between the terms set forth in this certificate and the terms of the Warrant Indenture, the terms of the Warrant Indenture shall govern.

     On presentation at the principal transfer office of the Warrant Agent in the cities of Vancouver or Toronto (as set forth below), subject to the provisions of the Warrant Indenture and on compliance with the reasonable requirements of the Warrant Agent, one or more Warrant certificates may be exchanged for one or more Warrant certificates entitling the holder thereof to purchase in the aggregate an equal number of Shares as are purchasable under the Warrant certificate or certificates so exchanged.

     The Warrant Indenture contains provisions for (i) the adjustment of the number of Shares to be delivered upon exercise of Warrants and the Exercise Price payable for each Share upon the exercise of Warrants outstanding thereunder upon the occurrence of certain corporate events or alterations in the Corporation’s share capital and (ii) resolutions passed at meetings of holders of the Warrants held in accordance with the provisions of the Warrant Indenture and instruments in writing signed by holders of Warrants entitled to purchase a specific majority of the Shares that can be purchased pursuant to such Warrants.

     Nothing contained in this certificate, the Warrant Indenture or elsewhere shall be construed as conferring upon the holder hereof any right or interest whatsoever as a holder of Shares or any other right or interest except as herein and in the Warrant Indenture expressly provided.

     The Warrants evidenced by this certificate are issuable only as fully registered Warrants.

      Time is of the essence hereof.

     This Warrant Certificate will not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent for the time being under the Warrant Indenture.

     IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be duly signed as of July _____, 2005.

NOVAGOLD RESOURCES INC.

By: _________________________
Authorized Signatory

COMPUTERSHARE TRUST COMPANY
OF CANADA

By: _________________________
Authorized Signatory

EXERCISE FORM

TO:	NovaGold Resources Inc. (the “Corporation”)
c/o Computershare Trust Company of Canada

(1) The undersigned holder of the Warrant Certificate hereby subscribes for __________________shares (“Shares”) of the Corporation (or such number of Shares or other securities or property to which such subscription entitles him or her in lieu thereof or in addition thereto under the provisions of the Warrant Indenture mentioned in the attached Warrant Certificate) at the price determined under, and on the terms specified in, the Warrant Certificate and Warrant Indenture and encloses herewith a bank draft, certified cheque or money order payable to or to the order of the Corporation in payment therefor.

(2) The undersigned hereby irrevocably directs that the said Shares be issued and delivered as follows. [Notice to Holders: Shares to be held through a Registered Retirement Savings Plan should be sent directly to the trustee of the plan directly from the Corporation or such shares will not qualify for inclusion in such a plan.]

Name(s) in Full	Address(es)* (Include Postal Code)	Number(s) of Shares

_______________________	_______________________	_______________________

_______________________	_______________________	_______________________

_______________________	_______________________	_______________________

_______________________	_______________________	_______________________

_______________________	_______________________	_______________________

     *Certificates representing Shares will not be registered or delivered to an address in the United States unless Box B below is checked.

(3) The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

A. [ ]

The undersigned holder (i) at the time of exercise of this Warrant is not in the United States; (ii) is not a “U.S. person”, as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and is not exercising this Warrant on behalf of a “U.S. person” or a person in the United States; and (iii) did not execute or deliver this Exercise Form in the United States.

B. [ ]

The undersigned holder has delivered to Computershare Trust Company of Canada an opinion of counsel (which will not be sufficient unless it is from counsel of recognized standing and in form and substance satisfactory to the Corporation) to the effect that the exercise is pursuant to an effective registration statement under the U.S. Securities Act or that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available.

The undersigned holder understands that unless Box A above is checked or the exercise is pursuant to an effective registration statement under the U.S. Securities Act, the certificate representing the Shares will bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available.

The undersigned holder further understands that if the Warrants are exercised at a time when the Corporation is not a “foreign issuer” (as defined in Regulation S under the U.S. Securities Act) and Box A above is checked, the undersigned agrees and understands that the Common Shares may be transferred without registration only to the Corporation, outside the United States in compliance with Rule 904 under the U.S. Securities Act, or pursuant to an exemption from registration, and that hedging transactions with regard to the Common Shares may not be conducted unless in compliance with the U.S. Securities Act, and the certificate representing the Common Shares will bear a legend to such effect.

Terms not defined herein shall have the same meanings ascribed to them in the Warrant Certificate and the Warrant Indenture.

DATED this _________ of __________________________, ____________.

________________________________
Signature Guaranteed by:	Signature of Warrant Holder*

Name of Warrant Holder

Address of Warrant Holder (include postal code)

*	This signature must correspond exactly with the name appearing on the registration panel.

[ ]	Please check box if the Share certificates are to be delivered at the office where this Warrant Certificate is surrendered, failing which the certificates will be mailed.

THE RIGHT TO PURCHASE SHARES UNDER THIS WARRANT EXPIRES AT 5:00 P.M.
VANCOUVER TIME AT THE PLACE OF EXERCISE ON JANUARY 7, 2008.

Instructions:

1.

The registered holder may exercise its right to receive Shares by completing this form and surrendering this form and the Warrant Certificate representing the Warrants being exercised to Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia or Toronto, Ontario. Certificates for Shares will be delivered or mailed within five (5) Business Days after the exercise of the Warrants.

2.

If the Exercise Form indicates that Shares are to be issued to a person or persons other than the registered holder of the Certificate, the signature of such holder of the Exercise Form must be guaranteed by an authorized officer of a chartered bank, trust company or medallion guaranteed by a member of a recognized medallion guarantee program.

3.

If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a judiciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Warrant Agent and the Corporation.

4.

If the Warrants represented by this Warrant Certificate are exercised by the Holder prior to the expiry of the Restricted Period, the Shares shall be subject to hold periods under applicable securities legislation and may be endorsed with legends to that effect.

Computershare Trust Company of Canada 3rd Floor, 510 Burrard Street Vancouver, BC V6C 3B9 Canada	Computershare Trust Company of Canada 100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Canada

TRANSFER OF WARRANTS

Any transfer of Warrants will require compliance with applicable securities legislation. Transferors and transferees are urged to contact legal counsel before effecting any such transfer. No transfers of Warrants will be permitted or registered that do not comply with ARTICLE 2 of the Warrant Indenture.

FOR VALUE RECEIVED, the undersigned: (i) hereby sells, assigns and transfers to _________________________, Warrants of NovaGold Resources Inc. (the “Corporation”) registered in the name of the undersigned on the records maintained by Computershare Trust Company of Canada represented by the Special Warrant Certificate attached and irrevocably appoints the attorney of the undersigned to transfer the said securities on the books or register with full power of substitution; and (ii) confirms that the transfer is made in compliance with the Indenture, all applicable securities legislation and requirements of regulatory authorities.

DATED the day of __________________, ________ .
________________________	________________________
Signature Guaranteed	(Signature of Warrant Holder)

________________________
(Print name of Warrant Holder)

Instructions:

1.	Signature of the Warrantholder must be the signature of the person appearing on the face of this Warrant Certificate.

2.

If the Transfer Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Warrant Agent and the Corporation.

3.	The signature on the Transfer Form must be guaranteed by an authorized officer of a chartered bank, trust company or medallion guaranteed by a member of a recognized medallion guarantee program.

4.	Warrants shall only be transferable in accordance with the Indenture, applicable laws and the rules and policies of any applicable stock exchange.

Computershare Trust Company of Canada 3rd Floor, 510 Burrard Street Vancouver, BC V6C 3B9	Computershare Trust Company of Canada 100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Canada

SCHEDULE B

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	NOVAGOLD RESOURCES INC.

AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA,
as registrar and transfer agent

The undersigned:

(1) acknowledges that the sale of the securities of NovaGold Resources Inc. (“NovaGold”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and

(2) certifies that:

.	(a) the undersigned is not an "affiliate" of NovaGold (as that term is defined in Rule 405 under the U.S. Securities Act);

(b) the offer of such securities was not made to a person in the United States and either (i) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (ii) the transaction was executed on or through the facilities of the Toronto Stock Exchange, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States;

(c) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any “directed selling efforts” (as that term is defined in Regulation S under the U.S. Securities Act) in the United States in connection with the offer and sale of such securities;

(d) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act);

(e) the seller does not intend to replace such securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities; and

(f) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration requirements of the U.S. Securities Act.

Dated: ________________________________
By: ____________________

Name: __________________

Title: ___________________